Monthly Report - February, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,039,637        7,214,132
Change in unrealized gain (loss) on open          (7,626,101)      (1,677,048)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               2,471            3,157
      obligations
   Change in unrealized gain (loss) from U.S.        (57,697)         (17,977)
      Treasury obligations
Interest Income 			               65,207          137,130
Foreign exchange gain (loss) on margin
 deposits      					      (82,458)        (115,688)
				                 ------------    -------------
Total: Income 				          (2,658,941)        5,543,706

Expenses:
   Brokerage commissions 		            2,391,602        4,858,314
   Management fee 			               56,320          114,154
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                1,001            1,457
   Administrative expense 	       	              146,274          293,105
					         ------------    -------------
Total: Expenses 		                    2,595,197        5,267,030
Net Income(Loss) for			   $      (5,254,138)          276,676
 February, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (433,235.665    $     9,468,610    459,803,417    469,272,027
units) at January 31, 2013
Addition of 		 	              0        922,794        922,794
826.231 units on February 1, 2013
Redemption of 		 	              0   (12,690,066)   (12,690,066)
(11,806.585) units on  February 28, 2013*
Net Income (Loss)               $      (60,662)    (5,193,476)    (5,254,138)
for February, 2013
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2013
(422,378.565 units inclusive
of 123.254 additional units) 	      9,407,948    442,842,669    452,250,617
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2013 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.17)% 	 (0.08)%  $    1,060.48	  393,755.145 $   417,567,510
Series 2     (0.83)% 	   0.64%  $    1,199.00	      225.050 $       269,837
Series 3     (0.81)% 	   0.68%  $    1,207.44	   26,562.400 $    32,072,456
Series 4     (0.64)% 	   1.02%  $    1,274.97	    1,835.970 $     2,340,814

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			March 8, 2013
Dear Investor:


The Trust was unprofitable in February as losses from trading energy, metal and currency futures outweighed gains from trading interest rate, equity and agricultural commodity futures. Public discussions about the direction of monetary policies in the developed world, the imminent
U.S. sequestration, talk of political scandals in Spain, labor unrest in Greece and the unexpected Italian election results combined to dampen the optimism that had underpinned market action in early 2013.

Consequently, long positions in Brent and WTI crude oil, RBOB gasoline, London gas oil and heating oil each produced losses as energy prices softened. Trading of natural gas was slightly unprofitable.

Long positions in lead, nickel and zinc were unprofitable and were reduced as prices eased. Long gold and silver trades generated losses before being reduced or reversed.

The U.S. dollar experienced a small rebound and short dollar positions versus a variety of currencies including the euro, Swiss franc, Norwegian and Swedish units, Aussie and New Zealand dollars, and several emerging market currencies produced losses. On the other hand, a long dollar trade against the yen was slightly positive.

Increasing worry once again sent investors toward the safety of government securities. Thus long positions in U.S. 2-year, 5-year and 10-year notes and bonds, German 5-year, 10-year and 30-year notes and bonds, and the Japanese 10-yr bond were profitable. A long position in the French 10-year was also profitable. Long positions in short term Eurodollar and sterling short rate futures produced gains as the Fed and Bank of England suggested easy money was here to stay for the foreseeable future. A long position in the Italian bond future was unprofitable in the wake of the Italian election. Also, short positions in British bond futures, and two year German note futures generated losses.

Equity futures' trading was mixed but fractionally profitable. Long positions in U.S., British, Japanese, Canadian, Australian and Korean index futures generated gains, while long positions in Italian, South African, Chinese, Hong Kong, Indian and European indices produced somewhat smaller losses.

Turning to agricultural commodities, short coffee, sugar, wheat and livestock trades produced small profits that marginally outdistanced the small losses from long corn, and rubber positions.



  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman